THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

82-3708

July 13, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04035834

BY AIRMAIL

Dear Sirs,

We send herewith Quarterly Shareholding Pattern for the quarter ended on 30th June, 2004 in the format prescribed by the Stock Exchanges in India.

This is for your information.

Thanking you,

Yours faithfully,

SUPPL

Company Secretary

Encl : As above.

dlw 7/28

THE ARVIND MILLS LIMITED, AHMEDABAD

Distribution of shareholding as on quarter ended on 30.06.2004

	Category	No. of shares held	Percentage of share holding
A	PROMOTER'S HOLDING		
1	Promoters		
	- Indian Promoters	6334428	3.24%
	Aura Securities Pvt.Limited	53488886	27.38%
	AML Employees Welfare Trust	10027624	5.13%
	Agrimore Limited	4536076	2.32%
	- Foreign Promoters		
2	Persons acting in concert (Other than persons who are promoters)		
	Sub - Total	74387014	38.07%
B	NON PROMOTERS HOLDING		
3	Institutional Investors		
a.	Mutual Funds	2324480	1.19%
	Tata Trustee Company Pvt.Ltd.A/C Tata Mutual Fund-Tata Equity Opportunities Fund	2000000	1.02%
	Unit Trust of India	1349334	0.69%
		5673814	2.90%
b.	L I C of India	6055359	3.10%
	International Finance Corporation	2471874	1.27%
	Other Banks, Financial Institutions, Insurance Companies (Central/State Govt.Institutions/ Non Govt. Institutions)	4644074	2.38%
		13171307	6.74%
c.	Oppenheimer Funds inc.oppenheimer International Small Company Fund	9999591	5.12%
	GMO Emerging Markets Fund	4534958	2.32%
	Goldman Sachs Invt.(Mauritius) I Ltd.	4331067	2.22%
	T Rowe Price International Inc A/C T Rowe Price International Inc. Emerging Markets Equity Trust	4030365	2.06%
	T Rowe Price International Inc A/C T Rowe Price New Asia Fund	3942000	2.02%
	GMO Erisa Pool	3612700	1.85%
	Other Foreign Institutional Investors	16321845	8.35%
		46772526	23.94%
	Sub - Total	65617647	33.58%
4	Others		
a.	Private Corporate Bodies	5106471	2.61%
	ICICI Trusteeship Services Ltd.	4437036	2.27%
		9543507	4.88%
b.	Indian Public	42558898	21.78%
c.	NRIs/OCBs	1087073	0.56%
d.	GDR	1866512	0.96%
e.	Foreign Banks	317790	0.16%
	Sub - Total	55373780	28.34%
	GRAND TOTAL	195378441	100.00%

Note:1 Name, Number of shares held and percentage shareholding of entities persons holding more than 1 percent of the shares of the company be given under each head.

Sr.No.	Name	No. of shares held	Percentage of share holding
1	Aura Securities Pvt.Limited	53488886	27.38%
2	AML Employees Welfare Trust	10027624	5.13%
3	Oppenheimer Funds inc.oppenheimer International Small Company Fund	9999591	5.12%
4	Life Insurance Corporation of India	6055359	3.10%
5	Agrimore Limited	4536076	2.32%
6	GMO Emerging Markets Fund	4534958	2.32%
7	ICICI Trusteeship Services Ltd.	4437036	2.27%
8	Goldman Sachs Invt.(Mauritius) I Ltd.	4331067	2.22%
9	T Rowe Price International Inc A/C T Rowe Price International Inc. Emerging Markets Equity Trust	4030365	2.06%
10	T Rowe Price International Inc A/C T Rowe Price New Asia Fund	3942000	2.02%
11	GMO Erisa Pool	3612700	1.85%
12	International Finance Corporation	2471874	1.27%
13	Tata Trustee Company Pvt.Ltd.A/C Tata Mutual Fund-Tata Equity Opportunities Fund	2000000	1.02%
Note 2	Total foreign shareholding as on 31.06.2004	52515775	26.88%

For, The Arvind Mills Ltd.

[signature]

Company Secretary